UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File No. 00-26505

COMMUNITY NATIONAL BANK

401(k) PROFIT SHARING PLAN

(Full title of the Plan)

Community Bancorp, Inc.

(Name of issuer of the securities held pursuant to the Plan)

900 Canterbury Place Suite 300

Escondido, California 92025-3836

(Address of principal executive offices)

Community National Bank

401(k) Profit Sharing Plan

Index to Report, Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of the

Community National Bank 401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of Community National Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche, LLP

Costa Mesa, California

August 2, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Community National Bank

401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of Community National Bank 401(k) Profit Sharing Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Community National Bank 401(k) Profit Sharing Plan as of December 31, 2004 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams

San Diego, California

May 6, 2005

Community National Bank

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

At December 31, 2005 and 2004

(Dollars in thousands)

	2005	2004
Assets:
Investments at fair value (Note 3):
Common Stock, Community Bancorp, Inc.	$8,546	$7,123
Deposits with Principal Life Insurance Company
Pooled separate accounts, at fair value	3,647	3,214
Guaranteed interest account, at fair value	187	194
Participant loans	247	153
Receivables:
Participant contributions	39	—
Employer contributions	15	—

Net Assets available for benefits	$12,681	$10,684

The accompanying notes are an integral part of these financial statements

Community National Bank

401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2005 and 2004

(Dollars in thousands)

	2005	2004
Additions:
Investment income
Net gain on investments	$1,552	$2,719
Interest and dividends	111	61
Contributions
Participant	851	590
Employer	289	208
Rollovers	228	800

Total additions	3,031	4,378

Deductions:
Benefits paid	1,011	1,125
Administrative expenses	23	16

Total deductions	1,034	1,141

Net increase in assets available for benefits	1,997	3,237

Net Assets available for benefits:
Beginning of year	10,684	7,447

End of year	$12,681	$10,684

The accompanying notes are an integral part of these financial statements

Community National Bank 401(k) Profit Sharing Plan

Notes to Financial Statements for the years ended

December 31, 2005 and 2004

(Amounts shown are in whole numbers)

1.	Description of Plan

The following description of Community National Bank 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Effective January 1, 1986, Community National Bank (the “Company”), a wholly-owned subsidiary of Community Bancorp, Inc., adopted the Community National Bank 401(k) Profit Sharing Plan (“the Plan”), to enable eligible employees to make pre-tax savings deferrals and to share in the Company’s earnings, thereby providing employees with an opportunity to accumulate funds for their retirement.

Principal Financial Group, Inc. (“Principal”) is the Plan custodian and recordkeeper for the Plan’s assets. Principal has the authority and responsibility for the management and investment of the Plan’s assets. The Company, as the Plan sponsor, administers the Plan through a Benefit Committee which is appointed by the Executive Officer. The members of the Benefit Committee are employees of the Company and have the responsibility for the general administration of the Plan.

The Plan is a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and has received a favorable determination letter by the Internal Revenue Service.

Contributions

An employee who is at least age twenty-one is eligible to participate on the first day of the month following their date of hire. Participants may elect to defer up to 100 percent of their annual pre-tax compensation subject to an annual limitation imposed by the Internal Revenue Service of $14,000 and $13,000 in 2005 and 2004, respectively. For the years ended December 31, 2005 and 2004, participant contributions were $851,000 and $590,000, respectively.

Subject to certain contribution limits, the Company makes matching contributions each pay period equal to 100 percent of the deferral rate elected by participants for deferral rates up to 3 percent of the participant’s compensation for that pay period. For the years ended December 31, 2005 and 2004, the Company’s matching contributions were $289,000 and $208,000, respectively.

The Company may also make discretionary profit sharing contributions. Company profit sharing contributions are recorded by the Plan when and if approved by the Company’s Board of Directors and are allocated on the last day of the Plan year based on annual compensation. There were no profit sharing contributions authorized by the Board of Directors for 2005 or 2004.

Participants may also contribute amounts representing distributions or rollovers from other qualified plans. Effective January 1, 2002, participants ages 50 or older may elect to defer additional amounts (“catch-up contributions”) to the Plan. The maximum catch-up contribution that could be made in 2005 and 2004 is $4,000 and $3,000, respectively. The additional amount can be deferred regardless of any other limitations on the amounts that can be deferred to the Plan.

Participant contributions and employer matching contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings. Company discretionary contributions are recorded by the Plan when and if approved by the Company’s Board of Directors.

In October 2004, Community National Bank acquired Cuyamaca Bank. Cuyamaca Bank’s 401(k) Plan was terminated September 30, 2004 and participants in the Cuyamaca Bank 401(k) Plan who became an employee of Community National Bank on October 1, 2004, were given the option to rollover their funds into Community National Bank’s 401(k) Profit Sharing Plan. At December 31, 2005 and 2004, all participant rollovers, including those from the Cuyamaca Bank 401(k) Plan, were $228,000 and $800,000, respectively.

Participant Accounts

Each participant’s account is credited with the participant contribution and allocations of the Company’s contribution and investment earnings, and charged with an allocation of administrative expenses and investment losses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

The portion of the participant’s account attributable to the elective deferral contributions and rollover contributions are 100 percent vested and non-forfeitable. Participants are 100 percent vested in the employer’s contribution after the completion of one year of service. Effective January 1, 2006, participants will vest in employer matching contributions at a rate of 25% per year, becoming fully vested after the completion of four years of service.

Forfeitures

Employer contributions forfeited by unvested terminated participants may be used first to reimburse the Plan for administrative expenses and any remaining forfeitures will be used to offset future employer matching contributions. Plan forfeitures totaled $5,000 and $1,000 for the years ended December 31, 2005 and 2004, respectively.

Payment of Benefits

Upon retirement or termination of service, participants may elect to transfer the vested balance into another qualified plan, individual retirement account, or receive a lump-sum payment. If the vested value of the participant’s account exceeds $5,000, excluding rollover contributions, the participant is allowed to leave his or her account balance in the Plan. The amount left on deposit and the interest earned thereon is not forfeitable. If the vested balance of the participant’s account is $5,000 or less, excluding rollover contributions, at termination of employment, the participant’s vested balance is distributed to the participant.

In limited circumstances, participant’s may withdraw any or all of their vested account balance at any time during the Plan year provided certain hardship conditions have been met, as defined in the Plan document.

Distributions to participants are recorded when paid.

Participant Loans

The Plan allows participants to borrow against their vested balances. Participants may borrow from their account a minimum of $500 and up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous 12 months, if any, or 50% of their account balance. Loan repayment periods may not exceed five years. As of December 31, 2005 and 2004, interest rates on existing loans range from 4.0% to 7.0% and from 4.0% to 8.0%, respectively with maturity dates through April 2011. Principal and interest are paid ratably through payroll deductions. At December 31, 2005, there were no loans in default.

Plan Termination

The Company has the right under the Plan to amend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Internal Revenue Service (“IRS”) and the Department of Labor. In the event of termination, participants will become 100 percent vested in their account balances. See Note 7 for further discussion.

Administrative Expenses

Administrative expenses of the Plan may be paid by the Plan sponsor or the assets of the Plan. Such expenses include, but are not limited to expenses for bonding required by ERISA, recordkeeping and other administrative services, and fees and expenses of the custodian. Administrative expenses incurred by the Plan totaled $23,000 and $16,000 for the years ended December 31, 2005 and 2004, respectively.

Investment Options

Upon enrollment in the Plan, participants may direct investment of their contributions into various investment options offered by the Plan. The Plan currently offers twenty-nine investment options including pooled separate accounts, a guaranteed interest account and Company stock.

The guaranteed interest account is a group annuity contract with Principal. This contract is included in the financial statements at fair value.

2.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market volatility, and credit. It is reasonably possible, given the level of risk associated with investments, that changes in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Investment Income

The Plan’s investments are maintained in pooled separate accounts and within a group annuity contract. The investments in pooled separate accounts are valued at the asset value of the underlying investments based on quoted market prices. The Guaranteed interest accounts are group annuity contracts and are valued at fair value and consist of contributions and reinvested income, less any withdrawals plus accrued interest. Certain contracts held by Principal Life Insurance Company may generate surrender fees or market value adjustments in the event of contract termination or investment liquidation. Participant loans are valued at the outstanding loan balance.

The Plan also has investments in Community Bancorp, Inc. Common Stock. These shares are valued at quoted market prices on a trade-date basis.

Appreciation (depreciation) in fair value of investments is the realized gain or loss on disposition of investments plus the unrealized increase or decrease in fair value of investments held from the beginning of the plan year or date of purchase, whichever is later. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend rate.

Basis of Presentation

The prior year amount of $7,242 for participant loan interest has been reclassified from participant loan interest to interest and dividends to conform to the current year’s presentation.

3.	Investments

The following investment represents 5% or more of the Plan’s net assets available for benefits at December 31, 2005 and 2004:

Description of Investment	2005	2004
Community Bancorp, Inc. Common Stock	$8,546,179	$7,123,085

During the years ended December 31, 2005 and 2004, the Plan’s investments (including investment securities bought, sold and held during the year) appreciated as follows:

Description of Investment	2005	2004
Community Bancorp, Inc. Common Stock	$1,318,959	$2,440,268
Pooled separate accounts	232,855	278,642

	$1,551,814	$2,718,910

4.	Tax Status

The IRS has determined and informed the Company by a letter dated June 24, 2003, that the Plan and related trust were designed in accordance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the IRS determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax- exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Party-in-Interest Transactions

The Plan invests in units of pooled separate accounts managed by Principal Life Insurance Company, the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative services amounted to $23,000 and $16,000 for the year ended December 31, 2005 and 2004, respectively.

The Plan’s investment in the Company’s Common Stock amounted to $8,546,179 and $7,123,085 as of December 31, 2005 and 2004, respectively. The Plan holds 240,737 and 237,436 shares of Common Stock as of December 31, 2005 and 2004, respectively. Such investments represented 68 and 67 percent of the Plan’s net assets available for benefits at December 31, 2005 and 2004, respectively.

6.	Pending Distributions

There were no Plan assets allocated to participants who had elected to withdraw from the Plan as of December 31, 2005 and 2004.

7.	Subsequent Event

On May 16, 2006, First Community Bancorp announced its plan to acquire the Company. Upon completion of the merger, the Plan will be terminated and participants will become 100 percent vested in their account balances. The transaction is expected to close in the fourth quarter of 2006.

Schedule I

Community National Bank 401(k) Profit Sharing Plan

Form 5500, Schedule H, Part IV Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor or similar party.	Description of Investment	Current Value
* Community Bancorp, Inc.	Community Bancorp, Inc. Common Stock	$8,546,179
* Principal Life Insurance Company	Principal Money Mkt Sep Acct	403,206
* Principal Life Insurance Company	Principal LG-Cap Stock Index Sep Acct	360,008
* Principal Life Insurance Company	Principal Diversified Intl Sep Acct	326,210
* Principal Life Insurance Company	Principal Bond and Mtg Sep Acct	323,771
* Principal Life Insurance Company	Principal PTNR Md-Cp Gr II Sep Acct	219,592
* Principal Life Insurance Company	Principal PTR LG-Cap Value Sep Acct	217,401
* Principal Life Insurance Company	Principal PTR SmCap Value II Sep Acct	211,086
* Principal Life Insurance Company	Guaranteed Interest Account	186,982
* Principal Life Insurance Company	Principal Small Co Blend Sep Acct	165,766
* Principal Life Insurance Company	Principal Sm-Cap Growth II Sep Acct	158,351
* Principal Life Insurance Company	Principal Government & HQ Bond Sep Acct	154,414
* Principal Life Insurance Company	Principal Med Co Blend Sep Acct	130,373
* Principal Life Insurance Company	Principal Lifetime 2020 Sep Acct	129,500
* Principal Life Insurance Company	Principal U.S. Property Sep Acct	107,042
* Principal Life Insurance Company	Principal MidCap Growth I Sep Acct	98,834
* Principal Life Insurance Company	Principal PTR Lg-Cap Blend I Sep Acct	98,028
* Principal Life Insurance Company	Principal Lifetime Str Inc Sep Acct	95,968
* Principal Life Insurance Company	Principal PTR LG-Cap Growth II Sep Acct	93,826
* Principal Life Insurance Company	Principal PTR Mid-Cap Value I Sep Acct	62,368
* Principal Life Insurance Company	Principal Med Co Value Sep Acct	59,176
* Principal Life Insurance Company	Principal Stock Emphasis Bal Sep Acct	58,409
* Principal Life Insurance Company	Principal PTR LgCap Growth Sep Acct	47,934
* Principal Life Insurance Company	Principal Lifetime 2010 Sep Acct	44,355
* Principal Life Insurance Company	Principal Lifetime 2040 Sep Acct	26,295
* Principal Life Insurance Company	Principal Sm-Cap Stk Idx Sep Acct	24,693
* Principal Life Insurance Company	Principal Lifetime 2030 Sep Acct	11,306
* Principal Life Insurance Company	Principal Bond Emphasis Bal Sep Acct	10,334
* Principal Life Insurance Company	Principal Lifetime 2050 Sep Acct	9,537
* Participant Loans	Range of Interest Rates Range from 4.0% to 7.0%,
	maturities through April 2011.	246,578

		$12,627,522

*	Represents a party-in-interest

NOTE: Historical cost information for participant directed investments is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Committee of the Community National Bank 401(k) Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY NATIONAL BANK 401(k) PROFIT SHARING PLAN

Date: August 15, 2006	/s/ Patrica M. Rosa
Patricia M. Rosa
Member of the Benefit Committee and Senior Vice President of Human Resources